United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Opendoor Technologies Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

683712103

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 683712103	Schedule 13G	Page 1 of 4

1	Names of Reporting Persons Eric Wu
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 18,298,757
	6	Shared Voting Power 0
	7	Sole Dispositive Power 18,298,757
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,298,757
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 2.7%
12	Type of Reporting Person IN

CUSIP No. 683712103	Schedule 13G	Page 2 of 4

ITEM 1.	(a) Name of Issuer:

Opendoor Technologies Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

410 N. Scottsdale Road, Suite 1600, Tempe, Arizona 85288.

ITEM 2.	(a) Name of Person Filing:

This statement is filed on behalf of Eric Wu (the “Reporting Person”).

(b)	Address or Principal Business Office:

The principal business address of the Reporting Person is c/o Opendoor Technologies Inc., 410 N. Scottsdale Road, Suite 1600, Tempe, Arizona 85288.

(c)	Citizenship:

The Reporting Person is a citizen of the United States.

(d)	Title of Class of Securities:

Common stock, par value $0.0001 per share (“Common Stock”).

(e)	CUSIP Number:

683712103

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

The ownership information below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2023, based upon 670,031,190 shares of Common Stock outstanding as of October 26, 2023, based on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2023.

(a) Amount beneficially owned:

The Reporting Person is the beneficial owner of 18,298,757 shares of Common Stock, consisting of: (i) 8,298,757 shares of Common Stock directly held by the Reporting Person; (ii) 5,000,000 shares of Common Stock held in a trust over which the Reporting Person has investment discretion; and (iii) 5,000,000 shares of Common Stock held by a limited liability company over which the Reporting Person has investment discretion.

CUSIP No. 683712103	Schedule 13G	Page 3 of 4

(b)	Percent of class: 2.7%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 18,298,757

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 18,298,757

(iv)	Shared power to dispose or to direct the disposition of: 0

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 683712103	Schedule 13G	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

Eric Wu

/s/ Eric Wu